EXHIBIT 11.1
EVEREST RE GROUP, LTD. COMPUTATION OF EARNINGS PER SHARE For the Three Months Ended March 31, 2005 and 2004
	Three Months Ended March 31,

(Dollars in thousands)	2005	2004

Net Income	$167,095	$126,101

Weighted average common and effect
of dilutive shares used in the
computation of net income per share:
Average shares outstanding - basic	56,141,491	55,770,735
Effect of dilutive shares:
Options outstanding	851,594	1,004,792
Options exercised	57,995	40,621
Options cancelled	129	962
Restricted Shares	25,167	17,048

Average shares outstanding - diluted	57,076,376	56,834,158
Net Income per common share:
Basic	$2.98	$2.26
Diluted	$2.93	$2.22